UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 28, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         220,564
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    220,564
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             220,564
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of P&F Industries, Inc., 445 Broadhollow Road, Suite 100, Melville, NY 11747.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $420,230.56 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The respondent, Mr. Stabosz, holds the shares in P&F for investment purposes. With a history of stock ownership in P&F dating back to 1996, Stabosz is the largest outside individual stockholder of the company.

     The respondent is filing this Amendment No. 2 to reflect an increase in his ownership percentage of the company's common stock to 6.1%, from the 5.0% previously reported in Amendment No. 1, dated November 9, 2009.

     As previously disclosed, the respondent is actively seeking consideration for appointment to the company's board of directors, and continues to seek, on a broader basis, ongoing dialogue with management, the board, and the independent directors specifically, with respect to concerns related to
1) the high level of executive compensation in relation to bona-fide peer companies, and in relation to P&F's rather modest historical returns on equity, 2) the need for more accountability, transparency, stock ownership, and independence on the board, and 3) the need to promote the legitimate interests of the majority outside shareholders.

     The respondent has previously met with the Chairman of the Board and Chairman of the Nominating Committee, and anticipates further meetings and/or discussions with board members, related to matters elucidated in his 13D filings (most notably his desire to serve on the board). Specific to some of those discussions, the respondent has made the following requests or suggestions to management, to improve outside investor perceptions of the company, to improve the image of independence, to more fairly allocate the share of net income going to outsiders vs. insiders, and hence (over time), to increase overall stockholder value:

1) Respondent has requested elimination of the bylaw requiring that the chairman of the board (if there be one) must be the CEO of the company. Going further, respondent has also requested the board consider a bylaw that requires separation of the chairman of the board (COB) and CEO roles, for any COB/CEO owning 10% or more of the company's common stock.

2) Respondent has requested the board consider a bylaw that requires the independent directors meet in executive session at every board meeting (even if, as a matter of course, they might already be doing so).

3) As an "acquisition strategy" has been P&F's "bread and butter" the past decade or more, the respondent has requested that executive pay be more closely tied to the success or failure of acquisitions, since they are a major determinant in whether shareholder value is created or destroyed (and it is the respondent's belief that top executives have been a major driver of the company's acquisition strategy). With this in mind, the essence of any proposed restructuring of executive pay should include a material decrease in the "base salary" component, relative to the bonus component. In the respondent's opinion, the compensation amounts that have been paid to the top executive over the period 2001-2006 (and since then) are not reasonable, in the context of the meager 8.7% average annual return on equity respondent has calculated the company achieved for the "trough-to-peak" economic cycle running 2001-2006.

4) In lieu of #3 above, the respondent has suggested, instead of pursuing acquisitions (based upon the spotty record of success, at best), that the company be managed for cash flow, in the next upcycle, which would facilitate stock buybacks or dividends (which tend to provide more certain value accretion over time), and an appropriate "going private over time" strategy, that respondent believes is more accountable to the needs and desires of the entire shareholder base, while simultaneously leading the company towards an (eventual) elimination of burdensome public company costs.

5) Based upon his own private analysis casting doubt on the Nadel Consulting Group study on executive pay that was commissioned by the Compensation Committee, the respondent has requested (if he should not be able to review the study as a member of P&F's board) that the board release the study in an 8-K filing...for the sake of transparency and accountability, over a matter of legitimate doubt and grave good faith concern. Other companies (which respondent is willing to document) have released "internal" compensation studies. This single step would do more for assuring outside investors regarding the issue of "independence" than probably anything else respondent can think of, except perhaps for reconstituting the board itself, to include more independent members, with material stock ownership positions (which the board, to its credit, appears to be pursuing).

     Finally, with regard to the February 3, 2010 13D filing of Lawndale Capital Management, and P&F's February 5, 2010 8-K filing, the respondent appreciates and heartily endorses the company's "reaching out" to seek qualified independent candidates for the board from the broadest pool possible. At the same time, the nature, and breadth, of the concerns respondent has expressed make it challenging for respondent to ensure that those concerns are being addressed at the board level, should respondent not be appointed, or, at least be able to independently evaluate the alternative proposed candidate(s) himself. Respondent believes it would be best if he were appointed to the board, so that the deliberations and discussions regarding the numerous ideas and concepts he has expressed, can be dealt with in an effective and discreet fashion. The respondent believes that he is likely to be the best qualified candidate, based upon the level of engagement he has evidenced to date regarding his investment in P&F, the quality of his communication with the board, the length of his ownership and involvement with the company, the size of his position, the nature of his background, and the fact that he has a highly vested interest in the future success of the company. While respondent and management have been engaging in a process that is appropriately courteous and collaborative, respondent reserves the right to, while remaining courteous and collaborative, look after his interest in serving on the board, by filing to nominate himself for a seat on the board, in accor-dance with the bylaws of the company.

     Respondent intends to report back to the entire shareholder base, in 13d amended filings, and, as should be necessary, in press releases, over the success of his efforts to increase accountability, transparency, and promote the interests of the majority outside shareholders of P&F.

     The respondent intends to review his investment in the company on a continual basis. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the respondent may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares or selling some or all of his shares, or changing his intention with repsect to any and all matters referred to in Item 4.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on February 5, 2010, respondent has sole voting and dispositive power over 220,564 shares of P&F Industries, Inc.'s common stock. According to the company's latest Form 10-Q filing, as of November 13, 2009, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 6.1% of the company's common stock. Transactions effected by the respondent since November 11, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

12/03/09  bought 2500 shares @ $2.53
12/04/09  bought 200 shares @ $2.52
12/07/09  bought 1967 shares @ $2.52
12/09/09  bought 1700 shares @ $2.35
12/15/09  bought 4607 shares @ $2.519
12/18/09  bought 446 shares @ $2.37
12/21/09  bought 2317 shares @ $2.49
12/23/09  bought 3183 shares @ $2.496
12/24/09  bought 2432 shares @ $2.60
12/28/09  bought 1900 shares @ $2.55
12/31/09  bought 2901 shares @ $2.563
01/06/10  bought 1439 shares @ $2.522
01/08/10  bought 4584 shares @ $2.728
01/11/10  bought 1432 shares @ $2.61
01/15/10  bought 1068 shares @ $2.61
01/19/10  bought 112 shares @ $2.51
01/20/10  bought 1388 shares @ $2.51
01/26/10  bought 700 shares @ $2.533
01/28/10  bought 5000 shares @ $2.645

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  02/08/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor